SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.  )*

Adverum Biotechnologies, Inc.
(Name of Issuer)

Common Stock $0.0001 par value
(Title of Class of Securities)

00773U108
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue, New York, New York 10110
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS The Sonic Fund II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ◻ (b) ◻
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,052,068
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,052,068
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,052,068
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ◻
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14		TYPE OF REPORTING PERSON (see Instructions) PN

1		NAMES OF REPORTING PERSONS Lawrence Kam
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ◻ (b) ◻
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) PF, AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ◻
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,984
	8	SHARED VOTING POWER 6,073,448*
	9	SOLE DISPOSITIVE POWER 57,984
	10	SHARED DISPOSITIVE POWER 6,073,448*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,131,432
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ◻
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14		TYPE OF REPORTING PERSON (see Instructions) IN

* Includes 21,380 shares of Common Stock held in Mr. Kam’s personal IRA.

Item 1.	Security and Issuer.
This statement relates to the Common Shares, $0.0001 par value per share (the “Common Stock”), of Adverum Biotechnologies, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive office is located at 800 Saginaw Drive, Redwood City, California 94063.
Item 2.	Identity and Background.
(a)            The names of the persons filing this statement on Schedule 13D are (collectively, the “Reporting Persons”):
-	The Sonic Fund II, L.P. (the “Fund”).
-	Lawrence Kam (“Mr. Kam”).
The Fund holds its shares directly. Mr. Kam is the general partner of the Fund, and by virtue of this relationship, Mr. Kam may be deemed to beneficially own the Shares owned directly by the Fund.  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
(b)            The address of the principal offices of each of the Reporting Persons is 400 Hobron Lane, Suite 3709, Honolulu, HI 96815.
(c)            The principal business of the Fund is that of a private fund engaged in investment in securities for its own account. The principal business of Mr. Kam is serving as the general partner of the Fund.
(d)            During the last five (5) years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)            During the last five (5) years, no Reporting Person has, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)            Mr. Kam is a citizen of the United States. The Fund is a limited partnership formed under the laws of the State of Delaware.
Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) as a result of entering into a Joint Filing Agreement as described below and filed as an exhibit to this statement. If the Reporting Persons are deemed to have formed a group, the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 6,131,432 shares or 6.3% of the Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.
The aggregate purchase price of the 6,052,068 shares of Common Stock directly beneficially owned by the Fund is approximately $48,375,741 which was funded with partnership funds of the Fund. The Fund effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.
The aggregate purchase price of the 79,3641 shares of Common Stock directly beneficially owned by Mr. Kam is approximately $522,088, which was funded by Mr. Kam’s personal funds.

1 Including 21,380 share of Common Stock held in Mr. Kam’s IRA.

Item 4.	Purpose of the Transaction

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.
On March 15, 2021, the Reporting Persons issued a forceful letter to the Board of Directors of the Company (the “Board”): (a) alerting the Company that, before the nomination deadline (as set forth in the Company’s bylaws), the Reporting Persons intend to nominate the following five highly qualified nominees for election to the Board at the Company’s 2021 annual meeting of stockholders: Dr. Jean Bennett, Dr. Jodi Cook, Dr. Pravin Dugel, Dr. Bard Geesaman and Dr. Annahita Keravala; and (b) strongly criticizing what the Reporting Persons believe to be a pattern of sustained failure by the Board and management of the Company. The biographies for each of the Proposed Nominees are attached hereto as Exhibit 99.1. On March 16, 2021, the Reporting Persons submitted to the Company a demand letter under Section 220 of the Delaware General Corporation Law, and may submit other letters in the future.
Based on the Company’s public disclosure, the Reporting Persons believe that there were five Class I directors as of the time the Board received the letter from the Reporting Persons announcing their five highly qualified nominees, and that there remain five Class I directors today.  Stockholders of the Company deserve the opportunity to vote for all five of Dr. Jean Bennett, Dr. Jodi Cook, Dr. Pravin Dugel, Dr. Bard Geesaman and Dr. Annahita Keravala.
Depending upon other factors, including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of Shares.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions regarding or make precatory, conditional or binding proposals with respect to, or with respect to potential changes in, the Issuer’s: operations, management, certificate of incorporation and bylaws, composition of the Board or its committees, nominating procedures, ownership, capital or corporate structure, dividend policy, forecasts, potential acquisitions or sales, businesses or assets, including the sales thereof, strategy and/or plans of the Issuer as a means of enhancing stockholder value. The Reporting Persons have had and may continue to have discussions with representatives of the Issuer regarding one or more of these or related subjects. The Reporting Persons may change their intention with respect to any and all matters referred to in this Item 4. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and may from time to time in the future express their views to and/or meet with management, the Board, other stockholders or third parties, including, potential acquirers, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a)            As of the date of this filing, the Reporting Persons may be deemed to beneficially own 6,131,432 shares (the “Shares”), or approximately 6.3% of the outstanding Common Stock of the Issuer. The aggregate percentages of Common Stock reported owned by the Reporting Persons is based upon approximately 97,796,128 shares outstanding, which is the total number of common shares outstanding on February 22, 2021 as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 1, 2021.
(b)            Mr. Kam is the General Partner of the Fund.  Accordingly, Mr. Kam may be deemed to have shared voting and dispositive power with respect to the Shares held by the Fund.  Mr. Kam has sole voting and dispositive power over 57,984 shares of Common Stock that he holds directly.  Mr. Kam may be deemed to have shared voting and dispositive power over 21,380 shares of Common Stock that is held in his personal IRA.
(c)            Except as disclosed on Schedule 1 attached hereto, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons.
(d)            To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits. .
Exhibit 99.1 –	Biographies of the Proposed Nominees.
Exhibit 99.2 –	Joint Filing Agreement, dated as of the date hereof, by and among The Sonic Fund II, L.P. and Lawrence Kam.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  March 18, 2021

THE SONIC FUND II, L.P.

By:	/s/ Lawrence Kam
Name: Lawrence Kam Title: General Partner

/s/ Lawrence Kam
Lawrence Kam

SCHEDULE 1
Transaction in Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share[2]
The Sonic Fund II, L.P.
2/1/2021	Common Stock	49,731	11.8997
2/12/2021	Common Stock	50,000	13.3799
2/22/2021	Common Stock	65,143	12.5000
2/23/2021	Common Stock	22,480	11.9998
2/25/2021	Common Stock	173,295	12.7050
2/26/2021	Common Stock	139,632	12.2680
3/2/2021	Common Stock	100,000	12.3745
3/3/2021	Common Stock	150,000	11.7456
3/4/2021	Common Stock	50,000	10.9996
3/8/2021	Common Stock	150,000	10.6366

2 Not including any brokerage fees.